

NEW YORK STATE OF OPPORTUNITY. | **Division of Corporations, State Records and Uniform Commercial Code**

New York State
Department of State
DIVISION OF CORPORATIONS,
STATE RECORDS AND
UNIFORM COMMERCIAL CODE
One Commerce Plaza
99 Washington Ave.
Albany, NY 12231-0001
www.dos.ny.gov

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

American Weekend Entertainment, Inc.

(Insert the Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

FIRST: The current name of the corporation is:

American Weekend Entertainment, Inc

If the name of the corporation has been previously changed, the name under which it was originally formed is:

SECOND: The date of filing of the certificate of incorporation with the Department of State is:

February 4, 2019

THIRD: The amendment effected by this certificate of amendment is as follows:

The subject matter and full text of each amended paragraph must be stated.

FOR EXAMPLE, a certificate of amendment changing the name of the corporation would read as follows:

Paragraph FIRST of the Certificate of Incorporation relating to the name of the corporation is amended to read in its entirety as follows:

    FIRST: The name of the corporation is (....new name....).

Paragraph __Four__ of the Certificate of Incorporation relating to

To change the number of shares the Corporation is authorized to issue from 200 shares

of common stock to 2,000,000 shares with no par value, thus adding 1,999,800 shares

is amended to read in its entirety as follows:

The total number of shares of Common Stock which the Corporation shall have authority to issue is 2,000,000 SHARES WITH NO PAR VALUE

Paragraph _____ of the Certificate of Incorporation relating to

_____

_____

is amended to read in its entirety as follows:

_____

FOURTH: The certificate of amendment was authorized by: *(Check the appropriate box)*

☒ The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

☐ The vote of the board of directors followed by the unanimous written consent of the holders of all outstanding shares.

X _____   MEL ADLER
        (Signature)   *(Name of Signer)*

                                                PRESIDENT
                                               (Title of Signer)

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

American Weekend Entertainment, Inc.

(Insert Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

Filer's Name and Mailing Address:

Mel Adler

Name:

Company, if Applicable:

37 Croft Lane

Mailing Address:

Smithtown,NewYork,11787

City, State and Zip Code:

NOTES:

1. The name of the corporation and its date of incorporation provided on this certificate must exactly match the records of the Department of State. This information should be verified on the Department of State's website at www.dos.ny.gov.
2. This form was prepared by the New York State Department of State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores.
3. The Department of State recommends that all documents be prepared under the guidance of an attorney.
4. The certificate must be submitted with a **$60** filing fee.

For Office Use Only

NEW YORK STATE DEPARTMENT OF STATE
DIVISION OF CORPORATIONS, STATE RECORDS AND UNIFORM COMMERCIAL CODE
FILING RECEIPT

ENTITY NAME :   AMERICAN WEEKEND ENTERTAINMENT, INC
DOCUMENT TYPE :   CERTIFICATE OF AMENDMENT
ENTITY TYPE :   DOMESTIC BUSINESS CORPORATION



DOS ID :   5488141
FILE DATE :   08/17/2023
FILE NUMBER :   230929002601
TRANSACTION NUMBER :   202308170002218-2342159
EXISTENCE DATE :   02/04/2019
DURATION/DISSOLUTION :   PERPETUAL
COUNTY :   SUFFOLK

SERVICE OF PROCESS ADDRESS :   THE CORPORATION
37 CROFT LANE,
SMITHTOWN, NY, 11787, USA

ELECTRONIC SERVICE OF PROCESS
EMAIL ADDRESS :   N/A

FILER :   MEL ADLER
37 CROFT LANE,
SMITHTOWN, NY, 11787, USA

You may verify this document online at :   http://ecorp.dos.ny.gov
AUTHENTICATION NUMBER :   100004402884

TOTAL FEES:	$85.00	TOTAL PAYMENTS RECEIVED:	$85.00
FILING FEE:	$60.00	CASH:	$0.00
CERTIFICATE OF STATUS:	$0.00	CHECK/MONEY ORDER:	$0.00
CERTIFIED COPY:	$0.00	CREDIT CARD:	$85.00
COPY REQUEST:	$0.00	DRAWDOWN ACCOUNT:	$0.00
EXPEDITED HANDLING:	$25.00	REFUND DUE:	$0.00

CERTIFICATE OF INCORPORATION
OF
AMERICAN WEEKEND ENTERTAINMENT, INC

Under Section 402 of the Business Corporation Law

I, the undersigned, a natural person of at least 18 years of age, for the purpose of forming a corporation under Section 402 of the Business Corporation Law of the State of New York hereby certify:

FIRST: The name of the corporation is:

AMERICAN WEEKEND ENTERTAINMENT, INC

SECOND: This corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the corporation is to be located is SUFFOLK.

FOURTH: The total number and value of shares of common stock which the corporation shall have authority to issue is: 200 SHARES WITH NO PAR VALUE.

FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the corporation served upon him or her is:

THE CORPORATION
37 CROFT LANE
SMITHTOWN, NY 11787

SIXTH: The existence of the corporation shall begin upon filing of these Certificate of Incorporation with the Department of State.

SEVENTH: The corporation shall have a perpetual existence.

EIGHTH: No Director of this corporation shall be personally liable to the corporation, or its shareholders for damages for any breach of duty in such capacity, provided that this provision shall not limit the liability of any director if a judgment or other final adjudication, adverse to him, establishes that his act or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage, to which he was not legally entitled or that his acts violated Section 719 of the New York Business Corporation Law.

I certify that I have read the above statements, I am authorized to sign this Certificate of Incorporation, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

STEVEN WEISS (signature)

STEVEN WEISS, INCORPORATOR
ALLSTATE CORPORATE SERVICES CORP.
99 WASHINGTON AVENUE, SUITE 1008
ALBANY, NY 12260

Filed by:
ALLSTATE CORPORATE SERVICES CORP.
99 WASHINGTON AVENUE, SUITE 1008
ALBANY, NY 12260

ALLSTATE CORPORATE SERVICES CORP. (9I)
DRAWDOWN
CUSTOMER REF# 2282055

FILED WITH THE NYS DEPARTMENT OF STATE ON: 02/04/2019
FILE NUMBER: 190204010471; DOS ID: 5488141